ACREAGE HOLDINGS, INC.
CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the Three and Nine Months Ended September 30, 2019 and 2018
In United States Dollars

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		(Unaudited)
(in thousands)	Note	September 30, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	6	$37,638	$104,943
Restricted cash		95	95
Short-term investments	6	—	149,090
Inventory	9	38,212	17,656
Biological assets	9	9,489	8,440
Short-term promissory notes receivable	7	125	3,114
Prepaid and other current assets		7,238	2,716
Total current assets		92,797	286,054
Long-term investments	6	5,844	3,844
Long-term promissory notes receivable	7	53,214	27,431
Capital assets, net	8	118,356	45,043
Intangible assets, net	5	291,635	153,953
Goodwill	5	106,956	32,116
Deferred acquisition costs and deposits	4	—	22,100
Other non-current assets		2,630	1,280
Total non-current assets		578,635	285,767
TOTAL ASSETS		$671,432	$571,821
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities		$13,812	$5,337
Taxes payable	16	2,831	218
Interest payable	10	221	541
Short-term lease obligation	10	2,540	—
Current portion of debt	10	350	15,144
Other current liabilities		1,756	10,711
Total current liabilities		21,510	31,951
Long-term debt	10	3,107	491
Long-term lease obligation	10	34,986	—
Deferred tax liability	4	52,775	30,527
Other liabilities		90	1,129
Total non-current liabilities		90,958	32,147
TOTAL LIABILITIES		112,468	64,098
Share capital		667,081	529,903
Share reserve		122,269	89,262
Accumulated deficit		(333,077)	(235,261)
Shareholders' equity - parent	11	456,273	383,904
Non-controlling interests	11	102,691	123,819
TOTAL SHAREHOLDERS’ EQUITY		558,964	507,723
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$671,432	$571,821
Approved on behalf of the Board on November 22, 2019:

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	Note	2019	2018	2019	2018
Revenues, net		$22,402	$5,504	$53,044	$10,652
Cost of goods sold	9	(13,245)	(3,630)	(32,545)	(6,858)
Gross profit, excluding fair value items		9,157	1,874	20,499	3,794
Realized fair value amounts included in inventory sold	9	(4,810)	(400)	(8,833)	(400)
Unrealized fair value gain on growth of biological assets	9	7,330	2,118	23,043	3,097
Gross profit		11,677	3,592	34,709	6,491
OPERATING EXPENSES
General and administrative		11,068	8,813	36,583	13,210
Compensation expense	12	42,429	5,155	101,418	10,210
Marketing		1,151	428	3,153	1,049
Depreciation and amortization	5, 8, 9	3,487	1,569	8,095	1,844
Total operating expenses		58,135	15,965	149,249	26,313
Net operating loss		$(46,458)	$(12,373)	$(114,540)	$(19,822)
Income (loss) from investments, net	6	(1,458)	3,249	770	23,119
Interest income from promissory notes receivable	7	1,190	369	2,920	504
Interest expense	10	(1,020)	(2,070)	(2,242)	(5,238)
Change in fair market value of derivative liabilities	10	—	6,873	—	897
Other income (loss), net		(194)	145	(2,928)	(862)
Total other income (loss)		(1,482)	8,566	(1,480)	18,420
Net loss before income taxes		$(47,940)	$(3,807)	$(116,020)	$(1,402)
Income tax expense	16	(3,165)	(172)	(10,436)	(655)
Net loss and comprehensive loss		$(51,105)	$(3,979)	$(126,456)	$(2,057)
Less: net income (loss) and comprehensive income (loss) attributable to non-controlling interests		(11,241)	530	(28,640)	730
Net loss and comprehensive loss attributable to Acreage Holdings, Inc.		$(39,864)	$(4,509)	$(97,816)	$(2,787)
Net loss per share attributable to Acreage Holdings, Inc.:	13
Basic and diluted		$(0.45)	$(0.06)	$(1.15)	$(0.05)
Weighted average shares outstanding:	13
Basic and diluted		89,258	81,583	84,815	61,291

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

				Attributable to shareholders of the parent
(in thousands)	Note	Legacy HSCP Units	Pubco Shares (as converted)	Share Capital	Share Reserve	Accumulated Deficit	Shareholders’ Equity	Non-controlling interests	Total Equity
December 31, 2017		49,350	—	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543
Issuance of Class D units for in-kind contributions	11	15,955	—	98,918	—	—	98,918	—	98,918
Issuance of Class E units, net	11	19,352	—	116,124	—	—	116,124	—	116,124
Equity-based compensation expense	12	—	—	—	1,038	—	1,038	—	1,038
Class C profits interests vested	12	1,612	—	690	(690)	—	—	—	—
PIK units issued from reserve		25	—	120	(120)	—	—	—	—
Interest expense settled with PIK Class A units	10	201	—	973	622	—	1,595	—	1,595
Capital contributions, net		—	—	—	—	—	—	2,767	2,767
Increase in non-controlling interests from business acquisitions	4	—	—	—	—	—	—	7,241	7,241
Purchase of non-controlling interests	11	—	—	—	—	(11,846)	(11,846)	(3,257)	(15,103)
Net income (loss)		—	—	—	—	(2,787)	(2,787)	730	(2,057)
September 30, 2018		86,495	—	$246,159	$970	$(23,954)	$223,175	$17,891	$241,066

December 31, 2018		—	78,632	$529,903	$89,262	$(235,261)	$383,904	$123,819	$507,723
Issuances for business acquisitions/purchases of intangible assets	4, 5	—	5,364	104,748	—	—	104,748	4,356	109,104
Shares issued from reserve		—	436	4,387	(4,387)	—	—	—	—
NCI adjustments for changes in ownership	11	—	2,483	(7,519)	—	—	(7,519)	7,519	—
Capital distributions, net	11	—	—	—	—	—	—	(4,363)	(4,363)
Other equity transactions	4, 8, 11	—	567	8,794	27	—	8,821	—	8,821
Equity-based compensation expense	12	—	1,451	9,464	64,398	—	73,862	—	73,862
Exercise/vesting of equity-based compensation, net	12	—	731	17,304	(27,031)	—	(9,727)	—	(9,727)
Net loss		—	—	—	—	(97,816)	(97,816)	(28,640)	(126,456)
September 30, 2019		—	89,664	$667,081	$122,269	$(333,077)	$456,273	$102,691	$558,964

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Nine Months Ended September 30,
(in thousands)	Note	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(126,456)	$(2,057)
Adjustments for:
Depreciation and amortization	5, 8, 9	8,095	1,844
Equity-settled expenses, including compensation		79,066	8,357
Change in fair market value of derivative liabilities	10	—	(897)
Change in fair market value of biological assets	9	(23,043)	(3,097)
Gain on sale of investment	6	—	(2,628)
Loss on disposal of capital assets	8	10	—
Non-cash interest expense	10	1,969	3,890
Deferred tax expense		3,570	—
Non-cash (income) loss from investments, net		149	(20,000)
Non-cash miscellaneous income		—	(40)
Non-cash expense from lost deposits		—	575
Non-cash allowance on promissory notes receivable		401	—
Collection of interest		480	222
Change, net of acquisitions in:
Inventory		8,248	(340)
Biological assets		(4,754)	(1,286)
Other assets		(4,358)	(1,559)
Interest receivable		(3,658)	(504)
Accounts payable and accrued liabilities		6,477	(6,134)
Taxes payable		2,613	(902)
Interest payable		(320)	586
Other liabilities		(1,187)	(1,262)
Net cash used in operating activities		$(52,698)	$(25,232)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	8	$(28,962)	$(7,868)
Investments in promissory notes receivable	7	(24,558)	(7,945)
Collection of promissory notes receivable	7	3,138	2,358
Cash paid for long-term investments		(4,158)	(2,471)
Proceeds from sale of investment	6	—	9,634
Proceeds from sale of capital assets	8	622	—
Business acquisitions, net of cash acquired	4	(21,205)	(18,172)
Purchases of intangible assets	5	(58,488)	(5,911)
Deferred acquisition costs and deposits	4	2,076	(675)
Distributions from investments		10	141
Proceeds from short-term investments	6	149,828	—
Cash transferred from escrow		—	174
Net cash provided by (used in) investing activities		$18,303	$(30,735)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of membership units, net	11	$—	$116,155
Settlement of taxes withheld	11	(9,727)	—
Purchase of non-controlling interest	11	—	(2,268)
Repayment of debt	10	(12,178)	(2,846)
Payment of lease liabilities	10	(6,642)	—
Capital contributions (distributions) - non-controlling interests, net	11	(4,363)	2,767
Net cash provided by (used in) financing activities		$(32,910)	$113,808
Net increase (decrease) in cash and cash equivalents		$(67,305)	$57,841
Cash and cash equivalents - Beginning of period		104,943	16,231
Cash and cash equivalents - End of period		$37,638	$74,072

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
(in thousands)	2019	2018
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$593	$762
Income taxes paid	4,253	1,590
Deferred consideration paid for prior year acquisitions	7,500	—
Deferred consideration paid for prior year intangible asset purchases	2,750	—
OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital assets not yet paid for	$281	$56
Receipt of capital assets previously paid for	—	246
Issuance of 12 Subordinate Voting Shares ("SVS") for land	264	—
Settlement of prior liability with 97 Class D units	—	602

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

1.    NATURE OF OPERATIONS
Acreage Holdings, Inc. (the “Company”, “Pubco” or “Acreage”) was originally incorporated under the Business Corporations Act (Ontario) on July 12, 1989 as Applied Inventions Management Inc. On August 29, 2014, the Company changed its name to Applied Inventions Management Corp. The Company continued into British Columbia and changed its name to Acreage Holdings, Inc. on November 9, 2018. The Company’s Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company owns, manages and operates cannabis cultivation facilities, dispensaries and other cannabis-related companies across the United States (“U.S.”).
High Street Capital Partners, LLC, a Delaware limited liability company doing business as Acreage Holdings (“HSCP”), was formed on April 29, 2014. The Company became the indirect parent of HSCP on November 14, 2018 in connection with a reverse takeover transaction.
The comparative amounts presented for the three and nine months ended September 30, 2018 are those of HSCP.
The Company’s corporate office and principal place of business is located at 366 Madison Avenue, 11th Floor, New York, New York in the U.S. The Company’s registered and records office address is Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia in Canada.
2.    BASIS OF PREPARATION
Statement of compliance
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These unaudited condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.
Basis of measurement
These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.
Functional and presentation currency
The unaudited condensed interim consolidated financial statements and the accompanying notes are expressed in U.S. dollars. Financial metrics are presented in thousands, including in narrative disclosures. Other metrics, such as shares outstanding, are presented in thousands unless otherwise noted.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The unaudited condensed interim consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases. The Company’s significant consolidated subsidiaries are listed below, and are owned 100% by the Company unless otherwise noted:

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Legal Entity Name	Business Type	Primary State of Operation
Acreage Holdings America, Inc. (“USCo”)	Holding company	n/a
Acreage Holdings WC, Inc. (“USCo2”) (1)	Holding company	n/a
High Street Capital Partners, LLC (“HSCP”) (1):	Holding company	NY
New England:
D&B Wellness, LLC (“D&B”)	Dispensary	CT
Prime Wellness of Connecticut, LLC (“PWCT”)	Dispensary	CT
Thames Valley Apothecary, LLC (“Thames Valley”)	Dispensary	CT
The Botanist, Inc. (f/k/a Prime Wellness Center, Inc.)	Dispensary/Cultivation	MA
MA RMD SVCS, LLC (“MA RMDS”)	Management company	MA
South Shore BioPharma, LLC (“SSBP”)	Management company	MA
The Wellness & Pain Management Connection LLC (“WPMC”) (2)	Management company	ME
Prime Alternative Treatment Care Consulting, LLC (“PATCC”)	Management company	NH
West:
Cannabliss:
22nd & Burn, Inc.	Dispensary	OR
East 11th, Inc.	Dispensary	OR
The Firestation 23, Inc.	Dispensary	OR
HSCP Oregon, LLC (“HSCP Oregon”)	Dispensary/Cultivation	OR
HSRC NorCal, LLC (“NorCal”)	Management company	CA
Kanna, Inc. (“Kanna”)	Dispensary	CA
Form Factory Holdings, LLC (“Form Factory”)	Manufacturing	OR
Mid-Atlantic:
NYCANNA, LLC (“NYCANNA”)	Dispensary/Cultivation	NY
Maryland Medicinal Research & Caring, LLC (“MMRC”)	Dispensary	MD
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation	PA
Midwest:
HSC Solutions, LLC (“HSC”)	Investment company	NY
NCC Real Estate, LLC (“NCCRE”) (3)	Real estate	IL
In Grown Farms LLC 2 (“IGF”)	Cultivation	IL
NCC LLC (“NCC”)	Dispensary	IL
South:
Acreage Florida, Inc. (f/k/a Nature’s Way Nursery of Miami, Inc.) (“Acreage Florida”)	Dispensary/Cultivation	FL
(1) See Note 11 for further information.
(2) 97% owned by the Company.
(3) 33.33% owned by the Company.
Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Non-controlling interests (“NCI”)
Non-controlling interests represent ownership interests in consolidated subsidiaries by parties that are not shareholders of Pubco. They are shown as a component of total equity in the unaudited Condensed Interim Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
3.    SIGNIFICANT ACCOUNTING POLICIES
The Company implemented the following additional policies beginning January 1, 2019:
Leases
The Company adopted IFRS 16 - Leases (“IFRS 16”) on January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17 - Leases (“IAS 17”). Leasing activity for the Company typically involves the leases of land or buildings to operate cannabis dispensaries, processing or cultivation facilities or corporate offices.
The Company previously classified leases as either operating or finance leases from the perspective of the lessee. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective cumulative catch-up approach beginning on January 1, 2019. Under this approach, the Company did not restate its comparative amounts and recognized a right-of-use asset equal to the present value of the future lease payments. The Company elected to apply the practical expedient to only transition contracts which were previously identified as leases under IAS 17, and also elected to not recognize right-of-use assets and lease liabilities for leases of low-value assets.
Right-of-use assets and lease liabilities of $12,575 were recorded as at January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.9%. Refer to Note 8 and Note 10 for discussion on the impact for the three and nine months ended September 30, 2019.
The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$12,075
Discounted using the Company’s incremental borrowing rate as at January 1, 2019	$8,235
Extension options reasonably certain to be exercised	4,340
Total lease liabilities recognized at January 1, 2019	$12,575
Policy applicable from January 1, 2019
At inception of a contract, the Company assesses whether a contract is, or contains, a lease, depending on if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset, initially measured at cost and subsequently depreciated using the straight-line method over the shorter of the asset’s useful life (determined on the same basis as capital assets) or the end of the lease term. A corresponding lease liability is recognized, initially measured at the present value of the future lease payments (which include payments under extension options that the Company is reasonably certain to exercise), discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method.
The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments resulting from a change in index or rate or if the Company changes its assessment of whether it will exercise an option to extend, purchase or terminate. Should the corresponding right-of-use asset have been reduced to zero when the lease liability is remeasured, the adjustment would be recorded through profit or loss.
The Company has exercised judgment to determine both the applicable discount rate as well as the lease term for lease contracts that contain renewal options. The discount rate used is based on the Company’s incremental borrowing rate and is risk-adjusted based on a variety of factors, such as location and planned use. The assessment of whether the Company is reasonably certain

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

to exercise renewal options impacts the lease term, which directly affects the amount of right-of-use assets and lease liabilities recognized.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
4.    ACQUISITIONS
During the nine months ended September 30, 2019, the Company completed the following acquisitions, and has allocated each purchase price as follows.

Purchase Price Allocation	Thames Valley (1)	NCC (2)	Form Factory (3)	Total
Assets acquired:
Cash and cash equivalents	$106	$696	$4,276	$5,078
Inventory	39	170	520	729
Prepaid and other current assets	1	36	1,136	1,173
Capital assets, net	—	539	14,465	15,004
Goodwill	3,594	4,427	66,269	74,290
Intangible assets - cannabis licenses	14,850	2,500	39,469	56,819
Intangible assets - customer relationships	—	—	4,600	4,600
Intangible assets - developed technology	—	—	3,100	3,100
Other non-current assets	—	25	406	431
Liabilities assumed:				—
Accounts payable and accrued liabilities	(121)	(24)	(1,572)	(1,717)
Other current liabilities	—	(621)	(74)	(695)
Deferred tax liability	(3,397)	(696)	(14,585)	(18,678)
Lease liability	—	—	(10,971)	(10,971)
Other liabilities	—	(175)	(23)	(198)
Fair value of net assets acquired	$15,072	$6,877	$107,016	$128,965

Consideration paid:
Cash	$15,072	$—	$3,711	$18,783
Deferred acquisition costs and deposits	—	100	—	100
Subordinate Voting Shares	—	3,948	95,266	99,214
Settlement of pre-existing relationship	—	830	8,039	8,869
FMV of previously held interest	—	1,999	—	1,999
Total consideration	$15,072	$6,877	$107,016	$128,965

Subordinate Voting Shares issued	—	211	4,770	4,981
The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition. The primary purpose of these acquisitions was to continue to build a diversified portfolio of assets in the U.S. cannabis sector. The goodwill recognized in these acquisitions represents expected synergies associated with the acquisition such as the benefits of assembled workforces, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis utilizing information available at the time of the acquisition. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, goodwill, working capital, and deferred income taxes. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.
SVS issued were valued based on the market price on the transaction date.
2019 Acquisitions
(1) On January 29, 2019, the Company acquired all interests in Thames Valley, a dispensary license holder in Connecticut.
(2) On March 4, 2019, the Company acquired the remaining 70% ownership interest in NCC. The market price used in valuing SVS issued was $18.70 per share. As a result of this acquisition, the previously held interest in NCC was re-measured from $1,000 to $1,999, resulting in a gain of $999, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations during the nine months ended September 30, 2019.
The settlement of pre-existing relationship included in the transaction price includes a $550 promissory note receivable (refer to Note 7) as well as an amount receivable of $280 which was previously recorded in Other current assets in the unaudited Condensed Interim Consolidated Statements of Financial Position. The carrying value of these amounts approximated their fair value.
(3) On April 16, 2019, the Company acquired all interests in Form Factory, a manufacturer and distributor of cannabis-based edibles and beverages. The Company expects to benefit primarily from utilizing the intangible assets acquired, which include cannabis licenses in California and Oregon, existing customer relationships, and developed technology, which will complement Acreage’s existing business and enable the Company to create and distribute proprietary brands of various types at scale. The useful life of the developed technology was determined to be 19 years, and the useful life of the customer relationships was determined to be 5 years.
The market price used in valuing unrestricted SVS issued was $20.45 per share. 616 SVS are subject to clawback should certain indemnity conditions arise. As the SVS subject to clawback are restricted, a discount for lack of marketability was applied that correlates to the period of time these shares are subject to restriction.
The Company also recorded an expense of $2,139 in Other income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2019 in connection with the acquisition of Form Factory that represents stock compensation fully vested on the acquisition date. 86 shares valued at $1,753 were issued, with the remainder settled in cash.
The settlement of pre-existing relationship included in the transaction price includes a $7,924 promissory note receivable and $115 of interest receivable (refer to Note 7). The carrying value of these amounts approximated their fair value.
2018 Acquisitions
On May 31, 2018, HSCP acquired all interests in license holder D&B for total consideration paid of $14,500.
On May 31, 2018, HSCP acquired 45% of management company WPMC, giving the Company an 84% controlling interest. The useful life of the management contract acquired was 18 years, and total consideration paid was $43,621. A gain on the previously held interest in WPMC of $10,782 was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2018.
On July 3, 2018, the Company acquired the remaining 88% ownership interest in management company PATCC. The useful life of the management contract is 10 years, and total consideration paid was $18,254. As a result of this acquisition, the previously held interest in PATCC was re-measured from $63 to $2,172, resulting in a gain of $2,109, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the three and nine months ended September 30, 2018.
On August 15, 2018, the Company acquired all interests in license holder The Botanist, Inc., which was formerly managed by Prime Consulting Group, LLC, a management company in which the Company owned a 20% equity interest. Total consideration paid was $22,717.
On August 15, 2018, the Company acquired the remaining 75% ownership interest in license holder NYCANNA for total consideration paid of $50,194. As a result of this acquisition, the previously held interest in NYCANNA was re-measured from

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

$12,501 to $12,548, resulting in a gain of $47, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the three and nine months ended September 30, 2018.
On September 13, 2018, the Company acquired the remaining 82% ownership interest in license holder PWCT for total consideration paid of $12,213. As a result of this acquisition, the previously held interest in PWCT was re-measured from $1,750 to $2,137, resulting in a gain of $387, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the three and nine months ended September 30, 2018.
There were no material changes to the purchase price allocations from December 31, 2018 through the last date of the measurement period. The Class D units issued were valued at $6.20 per share, which was based on similar financing during HSCP’s issuance of Class E units, the most recent cash financing prior to the RTO. Seller’s notes were issued at face value, which approximated fair value on the acquisition date.
Deferred acquisition costs and deposits
The Company makes advance payments and deposits to certain acquisition targets for which the transfer is pending certain regulatory approvals prior to the acquisition date.
As at December 31, 2018, the Company had the following deferred acquisition costs and deposits, which are expected to be offset against the consideration payable for the related future purchases. There were no deferred acquisition costs and deposits outstanding as at September 30, 2019.

Acquisition Target	December 31, 2018
Acreage Florida (1)	$12,000
Form Factory (2)	10,000
NCC	100
Deferred acquisition costs and deposits	$22,100
(1) Upon closing of the Company’s purchase of Acreage Florida during the nine months ended September 30, 2019, the deferred acquisition cost was included with the consideration paid. Refer to Note 5.
(2) Upon closing of the Company’s purchase of Form Factory during the nine months ended September 30, 2019, the Company recovered $2,076 of the deferred acquisition deposit not previously drawn against under the line of credit discussed in Note 7.
During the nine months ended September 30, 2018, the Company wrote-off a deferred acquisition cost of $575, recorded in Other loss, net in the unaudited condensed interim Consolidated Statements of Operations.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

5.    INTANGIBLE ASSETS AND GOODWILL
A reconciliation of the beginning and ending balances of intangible assets, accumulated amortization, and goodwill during the nine months ended September 30, 2019 is as follows:

Intangible assets, gross	Licenses	Management Contracts	Customer Relationships	Developed Technology	Total Intangible Assets	Goodwill
December 31, 2018	$88,697	$68,384	$—	$—	$157,081	$32,116
Acreage Florida (1)	69,552	—	—	—	69,552	—
Kanna (2)	7,525	—	—	—	7,525	—
Purchase price allocation adjustment (3)	—	—	—	—	—	550
Assets acquired through business combinations (4)	56,819	—	4,600	3,100	64,519	74,290
September 30, 2019	$222,593	$68,384	$4,600	$3,100	$298,677	$106,956

Accumulated amortization
December 31, 2018	$—	$(3,128)	$—	$—	$(3,128)
Amortization expense	—	(3,421)	(419)	(74)	(3,914)
September 30, 2019	$—	$(6,549)	$(419)	$(74)	$(7,042)

Intangible assets, net
December 31, 2018	$88,697	$65,256	$—	$—	$153,953
September 30, 2019	222,593	61,835	4,181	3,026	291,635
A reconciliation of the beginning and ending balances of intangible assets, accumulated amortization, and goodwill during the nine months ended September 30, 2018 is as follows:

Intangible assets, gross	Licenses	Management Contracts	Total Intangible Assets	Goodwill
December 31, 2017	$800	$—	$800	$2,191
SSBP (5)	—	4,277	4,277	—
Greenleaf	—	16,500	16,500	—
Assets acquired through business combinations (4)	77,599	37,601	115,200	27,908
September 30, 2018	$78,399	$58,378	$136,777	$30,099

Accumulated amortization
December 31, 2017	$—	$—	$—
Amortization expense	—	(1,608)	(1,608)
September 30, 2018	$—	$(1,608)	$(1,608)
Amortization expense recorded during the three months ended September 30, 2019 and 2018 was $1,579 and $1,404, respectively.
(1) On January 4, 2019, the Company purchased a vertically-integrated license in Florida to operate a cultivation and processing facility and up to 35 medical cannabis dispensaries by acquiring all interests in Acreage Florida. Total consideration of $70,103 included: (i) $53,747 in cash, (ii) $12,000 of previously-paid deferred acquisition costs and (iii) $4,356 in HSCP units (198 units). The HSCP units issued were valued based on the market price of SVS (for which HSCP units are convertible) at the transaction date, which was $22.00 per share. In addition to the intangible asset purchased, the Company also acquired $361 of equipment, recorded in Capital assets, net and a $190 surety bond, recorded in Other non-current assets in the unaudited Condensed Interim Consolidated Statements of Financial Position. The Company determined the purchase did not qualify as a business combination as Acreage Florida was not operational at the time of purchase.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

(2) On July 2, 2019, the Company acquired Kanna, a dispensary license holder in Oakland, California, for total consideration of $7,525 which included: (i) $1,991 in cash and (ii) $5,534 in Subordinate Voting Shares (383 shares). The Company determined the purchase did not qualify as a business combination as Kanna, Inc. was not operational at the time of purchase. The SVS issued were valued based on the market price at the transaction date, which was $15.81 per share. 163 SVS are subject to clawback should certain indemnity conditions arise. As the SVS subject to clawback are restricted, a discount for lack of marketability was applied that correlates to the period of time these shares are subject to restriction.
(3) During the three and nine months ended September 30, 2019, the Company made final adjustments to the purchase price allocation with respect to certain acquisitions during the year ended December 31, 2018 within the one-year measurement period.
(4) The Company obtained several intangible assets in connection with various business acquisitions. Refer to Note 4 for further details. Previously reported amounts for goodwill and intangible assets acquired have been adjusted to align with purchase price allocation adjustments made during the measurement period.
(5) In May 2018, HSCP purchased a contract with a useful life of 20 years through acquisition of South Shore BioPharma, LLC (“SSBP”), an administration and services company located in Massachusetts, for a total consideration of $4,277, which included: (i) $416 in cash, (ii) $2,056 in seller’s notes and (iii) $1,805 in Class D membership units (291 units). The Company determined the purchase did not qualify as a business combination as SSBP was not operational at the time of purchase.
6.    INVESTMENTS
The carrying values of the Company’s investments in the unaudited Condensed Interim Consolidated Statements of Financial Position as at September 30, 2019 and December 31, 2018 are as follows:

Investments	September 30, 2019	December 31, 2018
Total short-term investments	$—	$149,090

Investments held at fair value through profit and loss (“FVTPL”)	$5,721	$2,869
Investments in associates	123	975
Total long-term investments	$5,844	$3,844
During the nine months ended September 30, 2019, short-term investments in U.S. Treasury bills in the amount of $149,828 matured. There was no short-term investment activity in the three and nine months ended September 30, 2018.
Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations during the three and nine months ended September 30, 2019 and 2018 is as follows:

Income (Loss) From Investments, net	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Short-term investments	$—	$—	$738	$—
Investments held at FVTPL (1)	(1,434)	1,179	(968)	7,532
Investments in associates (2)	(24)	2,070	1,000	12,959
Gain on sale of investments held for sale	—	—	—	2,628
Income (loss) from investments, net	$(1,458)	$3,249	$770	$23,119
(1) Income from investments held at FVTPL for the nine months ended September 30, 2018 was primarily a result of the gain recognized from the mark-to-market adjustment of HSCP’s investment in NYCANNA.
(2) Income from investments in associates for the nine months ended September 30, 2018 was primarily a result of the gain recognized from the re-measurement of HSCP’s investment in WPMC to fair value upon acquisition of a controlling interest. Refer to Note 4 for further detail.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Short-term investments
The Company invests in U.S. Treasury bills which are measured at amortized cost. These range in original maturity from three to six months, and bear interest ranging from 2.2% - 2.4%. The Company also holds U.S. Treasury bills with original maturities less than three months. The balances of cash equivalents as at September 30, 2019 and December 31, 2018 were $0 and $34,983, respectively, which are recorded within Cash and cash equivalents in the unaudited Condensed Interim Consolidated Statements of Financial Position.
Investments held at FVTPL
The Company’s investments held at FVTPL as at September 30, 2019 and December 31, 2018 are as follows:

Entity Name	Business Type	State*	Carrying Value
			September 30, 2019	December 31, 2018	Fair Value Hierarchy
GreenAcreage Real Estate Corp.	Real estate	NY	$3,723	$—	Level 3
Dixie Brands Inc.	Consumer products	CO	1,565	2,317	Level 1
Kalyx Development, Inc.	Real estate	NY	433	552	Level 3
			$5,721	$2,869
* Corporate headquarters
The Company holds less than 10% ownership interest in the investments held at FVTPL presented above.
Investments in associates
The Company’s investments in associates as at September 30, 2019 and December 31, 2018, are as follows:

Entity Name	Entity Type	State*	Carrying Value		Ownership Interests
			September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
NCC (1)	Dispensary	IL	$—	$975	100%	30%
Other investments			123	—
			$123	$975
* Corporate headquarters
(1) The Company acquired the remaining ownership interests in NCC during the nine months ended September 30, 2019 and recognized a gain on the previously held interest. Refer to Note 4 for further information.
Investments held for sale
During the three and nine months ended September 30, 2018, HSCP disposed of equity interests previously classified as held for sale that had a carrying value of $7,006. Cash proceeds received were $9,634, resulting in a gain of $2,628.
7.     PROMISSORY NOTES RECEIVABLE
The Company’s promissory notes receivable balances consist of the following:

Promissory Notes Receivable Balances	September 30, 2019	December 31, 2018
Promissory notes receivable, gross	$53,740	$30,545
Allowance for expected credit losses	(401)	—
Total promissory notes receivable, net	53,339	30,545
Less: short-term portion of promissory notes receivable	125	3,114
Total long-term promissory notes receivable	$53,214	$27,431

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The Company recognized an impairment for expected credit losses of $401 during the nine months ended September 30, 2019 in Other loss, net in the unaudited Condensed Interim Consolidated Statements of Operations to account for expected credit losses (“ECLs”). As the credit risk of the underlying assets has not increased significantly since initial recognition, the Company measured its loss allowance equal to the 12-month expected credit loss. 12‑month probabilities of default are based on published historical data supplied by major credit rating agencies. Loss given default parameters reflected a weighted-average recovery rate of 62.06%, and the weighted-average probability of default rate used was 2.34% as at September 30, 2019. Refer to Note 17 for further discussion.
A reconciliation of the Company’s promissory notes receivable for the nine months ended September 30, 2019 and 2018 is presented below:

Promissory Notes Receivable Rollforward	Principal
	TGS (i)	SFN (ii)	CWG (iii)	LOC (iv)	Other (v)	Interest Receivable	Total
December 31, 2017	$1,800	$3,100	$—	$220	$1,456	$411	$6,987
Principal additions	—	—	—	7,779	166	—	7,945
Note converted to equity investment	—	—	—	—	(200)	—	(200)
Additions from business acquisitions, net	—	—	—	4,650	814	1,531	6,995
Interest earned	—	—	—	—	—	504	504
Payments	(1,800)	—	—	—	(558)	(222)	(2,580)
September 30, 2018	$—	$3,100	$—	$12,649	$1,678	$2,224	$19,651

December 31, 2018	$—	$—	$4,587	$19,671	$3,662	$2,625	$30,545
Principal additions	—	—	3,721	24,761	4,000	—	32,482
Interest earned	—	—	—	—	—	2,920	2,920
Settlement of pre-existing relationship (vi)	—	—	—	(7,924)	(550)	(115)	(8,589)
Payments	—	—	(151)	—	(2,987)	(480)	(3,618)
September 30, 2019	$—	$—	$8,157	$36,508	$4,125	$4,950	$53,740
(i) Interest income related to a promissory note receivable from TGS National Holdings, LLC (“TGS”) totaled $30 during the nine months ended September 30, 2018.
(ii) Interest income related to promissory notes receivable from San Felasco Nurseries, LLC (“SFN”) totaled $28 during the nine months ended September 30, 2018.
(iii) On October 28, 2018, the Company acquired a promissory note receivable from CWG Botanicals, Inc. (“CWG”), the license holder managed by NorCal, and advanced additional funds under the note during the three and nine months ended September 30, 2019. The note bears interest at a rate of 8% per annum and matures in December 2021. Interest income totaled $142 and $351 during the three and nine months ended September 30, 2019, respectively.
(iv) The Company provides revolving lines of credit (“LOC”) to several entities under management services agreements. The relevant terms and balances are detailed below.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Lines of Credit					Interest Income for the
			Balance as at		Three Months Ended September 30,		Nine Months Ended September 30,
Counterparty	Maximum Obligation	Interest Rate	September 30, 2019	December 31, 2018	2019	2018	2019	2018
Greenleaf (a)	$24,000	5.5%	$17,710	$7,030	$227	$12	$512	$13
Form Factory (b)	—	10%	—	—	—	—	115	—
CCF (c)	12,500	18%	6,352	5,616	285	117	806	121
PATC (d)	4,650	15%	4,650	4,650	176	176	522	176
PCMV (e)	9,000	15%	4,915	856	178	—	404	—
Health Circle (f)	8,000	15%	2,881	1,519	97	39	233	92
Total	$58,150		$36,508	$19,671	$963	$344	$2,592	$402
(a) During the year ended December 31, 2018, the Company extended lines of credit to Greenleaf Apothecaries, LLC, Greenleaf Therapeutics, LLC and Greenleaf Gardens, LLC (together “Greenleaf”), which mature in June 2023.
(b) During the nine months ended September 30, 2019, Form Factory drew down $7,924 against an $8,000 line of credit established during negotiations. In April 2019, the acquisition of Form Factory closed, and the outstanding line of credit balance and accrued interest were settled as a pre-existing relationship and included as part of the consideration transferred.
(c) In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services to Compassionate Care Foundation, Inc. (“CCF”) for a monthly fee based on product sales. Upon certain changes in New Jersey state laws to allow for-profit entities to hold cannabis licenses and certain regulatory approvals, the management agreement will terminate and any outstanding obligations on the line of credit will convert to a direct ownership interest in CCF, which will convert to a for-profit entity. This line of credit is held at FVTPL due to the conversion feature, and no change in fair value was recognized during the three and nine months ended September 30, 2019 and 2018. If a 2% increase in market interest rates occurred, it would result in approximately a $400 decrease in the line of credit’s fair value. The line of credit matures in May 2023.
(d) Prime Alternative Treatment Center, Inc. (“PATC”) is a non-profit license holder in New Hampshire to which the Company’s consolidated subsidiary PATCC provides management or other consulting services. The line of credit matures in August 2022.
(e) In November 2018, the Company entered into a services agreement with Patient Centric of Martha’s Vineyard, Ltd. (“PCMV”). Upon certain changes in Massachusetts state laws, the management agreement would become convertible to an ownership interest in PCMV. This line of credit is held at FVTPL due to the conversion feature, and no change in fair value was recognized during the three and nine months ended September 30, 2019. If a 2% increase in market interest rates occurred, it would result in approximately a $400 decrease in the line of credit’s fair value. The line of credit matures in November 2023.
(f) Health Circle, Inc. (“Health Circle”) is a non-profit license holder in Massachusetts to which the Company’s consolidated subsidiary MA RMDS provides consulting services. The line of credit matures in November 2032.
(v) On July 1, 2019, the Company entered into a convertible promissory note receivable with a west coast social equity program. Upon certain conditions related to a subsequent capital raise, the Company will obtain the right to convert its note receivable to an ownership interest. This line of credit is held at FVTPL due to the conversion feature, and no change in fair value was recognized during the three and nine months ended September 30, 2019. The line of credit matures in June 2022 and bears interest at a rate of 8% per annum. Interest income totaled $81 in both the three and nine months ended September 30, 2019. If a 2% increase in market interest rates occurred, it would result in approximately a $200 decrease in the line of credit’s fair value.
In addition, this balance represents outstanding notes due from entities to which the Company provides management or consulting services as well as related parties. The interest rates on these notes range from 6-20%. Interest income during the three months ended September 30, 2019 and 2018 totaled $4 and $25, respectively. Interest income during the nine months ended September 30, 2019 and 2018 totaled $24 and $44, respectively.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Payments received during the nine months ended September 30, 2019 primarily represent repayments of the note receivable established in connection with the Company’s withdrawal as manager from Florida Wellness, LLC, a consolidated entity in which the Company owned 44%, which owned 15% of SFN.
(vi) During the three and nine months ended September 30, 2019, the Company settled a pre-existing relationship in the form of a loan receivable with Form Factory and applied the principal balance and interest receivable to the purchase price.
During the nine months ended September 30, 2019, the Company settled a pre-existing relationship in the form of a loan receivable with NCC and applied the principal balance to the purchase price. Interest receivable of $128 was written off within Interest income from promissory notes receivable in the unaudited Condensed Interim Consolidated Statements of Operations.
Refer to Note 4 for further details.
8.    CAPITAL ASSETS, NET
A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the nine months ended September 30, 2019 is as follows:

Capital assets, gross	Land	Building	ROU Assets (1)	Construction in Progress	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
December 31, 2018	$6,241	$14,364	$—	$5,569	$8,156	$12,115	$46,445
Additions	2,865	6,148	18,324	13,499	4,193	6,107	51,136
Acquisitions	—	—	10,971	853	2,116	1,425	15,365
Disposals/Other (1)	733	626	12,476	(4,744)	355	2,319	11,765
September 30, 2019	$9,839	$21,138	$41,771	$15,177	$14,820	$21,966	$124,711

Accumulated depreciation
December 31, 2018	$—	$(259)	$—	$—	$(444)	$(699)	$(1,402)
Depreciation (2)	—	(268)	(2,840)	—	(1,051)	(1,349)	(5,508)
Disposals	—	—	477	—	78	—	555
September 30, 2019	$—	$(527)	$(2,363)	$—	$(1,417)	$(2,048)	$(6,355)

Capital assets, net
December 31, 2018	$6,241	$14,105	$—	$5,569	$7,712	$11,416	$45,043
September 30, 2019	9,839	20,611	39,408	15,177	13,403	19,918	118,356
During the three and nine months ended September 30, 2019, the Company made a one-time payment to secure a right-of-use asset in Florida in the form of 261 Subordinate Voting Shares, for which $3,353 was recorded in Other equity transactions in the unaudited condensed consolidated Statements of Shareholders’ Equity.
(1) A right-of-use asset of $12,575 was recognized at January 1, 2019 in connection with the adoption of IFRS 16. Refer to Note 3 and Note 10 for further information. In addition to the ROU assets recorded at January 1, 2019 as discussed in Note 3, the Company entered into a 99-year land lease in late 2018 which was not included in operating lease commitments as at December 31, 2018. The right-of-use asset recognized was $383, with an annual payment of $50.
Substantially all of the Company’s ROU assets pertain to building leases. The carrying value of ROU assets pertaining to land and equipment had a net book value of $383 and $453, respectively, as at September 30, 2019. The useful lives of the Company’s ROU assets range in term from less than twelve months to 99 years. Rent expense pertaining to low-value leases during the three and nine months ended September 30, 2019 was not material.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

(2) Depreciation for the three and nine months ended September 30, 2019 includes $1,908 and $4,181, respectively, of depreciation expense, and $493 and $1,327, respectively, that was capitalized to biological assets and inventory.
A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the nine months ended September 30, 2018 is as follows:

Capital assets, gross	Land	Building	Construction in Progress	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
December 31, 2017	$610	$484	$9,764	$160	$78	$11,096
Additions	2,884	2,123	1,160	1,100	904	8,171
Acquisitions	—	—	161	2,622	9,574	12,357
Disposals/Other	—	7,181	(8,120)	778	161	—
September 30, 2018	$3,494	$9,788	$2,965	$4,660	$10,717	$31,624

Accumulated depreciation
December 31, 2017	$—	$(34)	$—	$(5)	$(18)	$(57)
Depreciation (1)	—	(185)	—	(209)	(201)	(595)
September 30, 2018	$—	$(219)	$—	$(214)	$(219)	$(652)
(1) Depreciation for the three and nine months ended September 30, 2018 includes $165 and $236, respectively, of depreciation expense, and $200 and $359, respectively, that was capitalized to biological assets and inventory.
Rent expense for operating leases during the three and nine months ended September 30, 2018 was $463 and $809.
9.    INVENTORY AND BIOLOGICAL ASSETS
As at September 30, 2019 and December 31, 2018 inventory consists of:

Inventory	September 30, 2019	December 31, 2018
Retail inventory	$2,181	$1,101
Cultivation inventory	33,581	16,047
Supplies & other	2,450	508
Total	$38,212	$17,656
During the three months ended September 30, 2019 and 2018, the Company recognized $13,245 and $3,630, respectively, of Cost of goods sold and $4,810 and $400, respectively, of Realized fair value amounts included in inventory sold, respectively, for a total of $18,055 and $4,030, respectively, of inventory expensed to cost of goods sold.
During the nine months ended September 30, 2019 and 2018, the Company recognized $32,545 and $6,858, respectively, of Cost of goods sold and $8,833 and $400, respectively, of Realized fair value amounts included in inventory sold, respectively, for a total of $41,378 and $7,258, respectively, of inventory expensed to cost of goods sold.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the beginning and ending balances of biological assets for the nine months ended September 30, 2019 and 2018 is as follows:

	Nine Months Ended September 30,
Biological Assets	2019	2018
Beginning balance	$8,440	$—
Production cost capitalized	4,754	1,286
Depreciation cost capitalized	1,327	359
Biological assets acquired	—	1,029
Changes in fair value less costs to sell due to biological transformation	23,043	3,097
Transferred to inventory upon harvest	(28,075)	(2,381)
Ending balance	$9,489	$3,390
While the Company’s biological assets are within the scope of IAS 41 - Agriculture, the Company applies a similar approach to IAS 2 - Inventories in capitalizing direct and indirect costs of biological assets.
The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle and the fail rate at each respective stage.
Management has made the following estimates in the valuation model during the nine months ended September 30, 2019 and 2018. Estimates for the nine months ended September 30, 2018 are included in parentheses:

•	The average number of weeks in the growing cycle is 18 (18) weeks from propagation to harvest;

•	The average harvest yield of whole flower is 197 (254) grams per plant; and

•	The average selling price, which is determined by estimating the wholesale value of cannabis on a state-by-state basis, is $8 ($7) per gram.

•	The average post-harvest costs incurred is $1 ($1) per gram.
The estimates of growing cycle, harvest yield, and costs per gram are based on the Company's historical results.
These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The sensitivity of the fair value of biological assets outstanding as at September 30, 2019 to a 10% change in each input is as follows:

•	A 10% increase in the length of the average grow cycle would result in a $973 decline in fair value.

•	A 10% decrease in the average harvest yield per plant would result in a $1,081 decline in fair value.

•	A 10% decrease in average selling price would result in a $1,828 decline in fair value.

•	A 10% increase in average post-harvest costs would result in a $326 decline in fair value.
As at September 30, 2019, the biological assets were on average, 42% complete and would yield approximately 4,418 pounds of cannabis.
10.    DEBT
The Company’s debt balances consist of the following:

Debt Balances	September 30, 2019	December 31, 2018
NCCRE loan	$497	$511
Seller’s notes	2,960	15,124
Total debt	3,457	15,635
Less: current portion of debt	350	15,144
Total long-term debt	$3,107	$491

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the Company’s debt for the nine months ended September 30, 2019 and 2018 is presented below:

Debt Rollforward	Convertible Notes	NCCRE Loan	Seller's Notes	Total Debt
December 31, 2017	$27,087	$531	$—	$27,618
Issuance	—	—	31,233	31,233
Accretion	2,295	—	—	2,295
Principal payments	—	(14)	(2,832)	(2,846)
September 30, 2018	$29,382	$517	$28,401	$58,300

December 31, 2018	$—	$511	$15,124	$15,635
Principal payments	—	(14)	(12,164)	(12,178)
September 30, 2019	$—	$497	$2,960	$3,457

The interest expense related to the Company’s debt during the three and nine months ended September 30, 2019 and 2018 consists of the following:

Interest Expense	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Convertible notes:
Cash interest	$—	$182	$—	$780
PIK interest	—	623	—	1,595
Accretion (1)	—	764	—	2,295
Convertible note interest	$—	$1,569	$—	$4,670
NCCRE loan	4	6	14	16
Seller’s notes	68	495	259	552
Interest expense on lease liability	948	—	1,969	—
Total interest expense	$1,020	$2,070	$2,242	$5,238
(1) Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.
Senior secured convertible notes
In 2017, HSCP issued senior secured convertible notes (“convertible notes”) which contained a conversion option that was mandatorily triggered upon a public offering event. The conversion option was classified as a derivative liability and recognized at FVTPL. In connection with the issuance of the convertible notes, the Company issued warrants, which were also classified as a derivative liability and recognized at FVTPL, as the number of units to be issued was not fixed at issuance and would be determined by the price per unit at the time of a public offering event. Interest payable on the outstanding principal accrued at a rate of 10% per annum, payable quarterly in cash or additional Class A membership units of HSCP, at the election of the holders of the Notes.
A reconciliation between the beginning and ending balances of the Company’s derivative liabilities is presented below. There was no activity in the comparable current year period due to the conversion and subsequent reclassification to equity upon RTO.

Derivative Liability Rollforward	Conversion Option	Warrants	Total
December 31, 2017	$1,159	$1,738	$2,897
Change in fair market value of derivative liabilities	(359)	(538)	(897)
September 30, 2018	$800	$1,200	$2,000

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The fair value of the conversion options and warrants above were calculated using a Black-Scholes model with a Monte Carlo simulation with the following assumptions:

Derivative Valuation Assumptions	September 30, 2018
Risk-free rate	2.39%
Expected dividend yield	—%
Expected term (in years)	0.17
Volatility	90%
Volatility was estimated by using the average historical volatility of a representative peer group of publicly traded cannabis companies. The expected term represents the period of time the warrants issued are expected to be outstanding. The risk-free rate is based on U.S. Treasury bills with a remaining term equal to the expected term of the warrants.
NCCRE loan
NCCRE, which is owned by the Company’s consolidated subsidiary HSC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building is leased to NCC. The promissory note payable carries a fixed interest rate of 3.7% and is due in December 2021. Of the outstanding balance as at September 30, 2019, $21 is classified as short-term.
Seller’s notes
The Company issued Seller’s notes payable in connection with several transactions in fiscal 2018, bearing interest at rates ranging from 3.5% to 10%. Of the outstanding balance as at September 30, 2019, $329 is classified as short-term.
Lease liabilities
The following table presents the contractual undiscounted cash flows for lease obligations as at September 30, 2019:

Undiscounted lease obligations	September 30, 2019
Less than one year	$5,990
One to five years	22,913
Greater than five years	43,763
Total undiscounted lease obligations	$72,666
Lease liabilities included in the Statement of Financial Position at September 30, 2019:
Short-term	$2,540
Long-term	34,986
There are no variable lease payments which are not included in the measurement of lease obligations. All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.
11.    SHAREHOLDERS’ EQUITY and NON-CONTROLLING INTERESTS
During the nine months ended September 30, 2018, HSCP issued 15,955 Class D units in exchange for $31 cash as well as certain asset and business acquisitions and non-controlling interest purchases. HSCP also issued 19,352 Class E units in exchange for $119,983, and incurred $3,859 of equity issuance costs.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The table below details the change in Company shares outstanding by class during the nine months ended September 30, 2019:

Shareholders’ Equity	Subordinate Voting Shares	Subordinate Voting Shares Held in Treasury	Proportionate Voting Shares (as converted)	Multiple Voting Shares	Total Shares Outstanding
December 31, 2018	21,471	(842)	57,835	168	78,632
Issuances	8,489	—	60	—	8,549
NCI conversions	2,483	—	—	—	2,483
PVS conversions	34,444	—	(34,444)	—	—
September 30, 2019	66,887	(842)	23,451	168	89,664
During the three and nine months ended September 30, 2019, the Company issued 208 Subordinate Voting Shares in settlement of consulting expenses. $3,424 is recorded in General and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding is presented below:

Warrants	Nine Months Ended September 30, 2019
December 31, 2018	2,259
Granted	4
Expired	(223)
September 30, 2019	2,040
During the nine months ended September 30, 2019, the Company issued 4 warrants with a weighted-average grant date fair value of $6.74 per share, and an expense of $27 was recorded in General and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.
The exercise price of all warrants outstanding is $25 per share, and the weighted-average remaining contractual life of the warrants outstanding is approximately 2.1 years.
Non-controlling interests - convertible units
The Company has NCIs in consolidated subsidiaries USCo2 and HSCP. The non-voting shares of USCo2 and HSCP units make up substantially all of the NCI balance as at September 30, 2019 and are convertible for either one Subordinate Voting Share of Pubco or cash, as determined by the Company. Summarized financial information of HSCP is presented below. USCo2 does not have discrete financial information separate from HSCP.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

HSCP net asset reconciliation		September 30, 2019
Current assets		$92,795
Non-current assets		549,634
Current liabilities		(19,022)
Non-current liabilities		(37,789)
Other NCI balances (see Note 2)		(1,036)
Accumulated equity-settled expenses		(125,644)
Net assets		$458,938
HSCP/USCo2 ownership % of HSCP at September 30, 2019		22.15%
Net assets allocated to USCo2/HSCP		$101,655
Net assets attributable to other NCIs (see Note 2)		1,036
Total NCI		$102,691
HSCP Summarized Statement of Operations	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
Revenue	$22,402	$53,044
Net loss allocable to HSCP/USCo2	$(49,386)	$(119,357)
HSCP/USCo2 weighted average ownership % of HSCP	22.76%	23.99%
Net loss allocated to HSCP/USCo2	$(11,239)	$(28,634)
Net income (loss) allocated to other NCIs (see Note 2)	(2)	(6)
Net loss attributable to NCIs	$(11,241)	$(28,640)
As at September 30, 2019, USCo2’s non-voting shares owned approximately 0.91% of HSCP units. USCo2’s capital structure is comprised of voting shares (approximately 57%), all of which are held by the Company, and of non-voting shares (approximately 43%) held by certain former HSCP members. Certain executive employees and profits interests holders own approximately 21.24% of HSCP units. The remaining 77.85% interest in HSCP is held by USCo and represents the members’ equity attributable to shareholders of the parent.
During the three and nine months ended September 30, 2019, the Company had several transactions with HSCP and USCo2 that changed its ownership interest in the subsidiaries but did not result in losses of control. These transactions included business acquisitions and intangible purchases where equity was issued as consideration (see Notes 4 and 5) and the redemption of HSCP and USCo2 convertible units for Pubco shares (as shown in the table below), and resulted in a $7,519 allocation from shareholders’ equity to NCI.
During the nine months ended September 30, 2019, the Company made cash payments in the amount of $4,278 to HSCP and USCo2 unit holders in satisfaction of redemption requests the Company chose to settle in cash, as well as for LLC unitholders tax liabilities in accordance with the HSCP operating agreement.
A reconciliation of the beginning and ending amounts of convertible units is as follows:

Convertible Units	Nine Months Ended September 30, 2019
December 31, 2018	27,340
Issuance of NCI units (Note 5)	198
LLC C-1s canceled	(233)
LLC C-1s vested	755
NCI units settled in cash	(58)
NCI units converted to SVS	(2,483)
September 30, 2019	25,519

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Other non-controlling interests
During the nine months ended September 30, 2019, the Company made cash distributions in the amount of $85 to members of the other non-controlling interests.
During the nine months ended September 30, 2018, HSCP made several purchases of non-controlling interests:
In January 2018, HSCP purchased the remaining 51% non-controlling interest in HSCP Oregon, LLC for a total consideration of $500, which included $400 cash and $100 forgiveness of a shareholder advance. The carrying value of the non-controlling interest on the date of the transaction was a deficit of $953, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $1,453.
In May 2018, HSCP purchased the remaining 20% non-controlling interest in MMRC for a total consideration of $203 in cash. The carrying value of the non-controlling interest on the date of the transaction was a deficit of $15, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $218.
In June 2018, HSCP purchased the remaining 35% non-controlling interest in Cannabliss for a total consideration of $1,311, which included $301 cash, $760 in seller’s notes and $250 in Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $100, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $1,211.
In June 2018, HSCP purchased the remaining 20% non-controlling interest in Impire in exchange for $2,500 in the form of Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $2,379, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $121.
In July 2018, HSCP purchased the remaining 49% non-controlling interest in MA RMDS for total consideration of $9,364, which included cash of $1,364, $7,000 in seller’s notes and $1,000 in Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $26, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $9,338.
In September 2018, HSCP purchased an additional 4% non-controlling interest in WPMC in exchange for $1,225 of Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $1,720, resulting in a decrease in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $495.
12.    COMPENSATION EXPENSE

Compensation expense	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash compensation	$11,241	$4,943	$27,556	$8,857
Equity-based compensation - Plan	12,847	—	50,137	—
Equity-based compensation - Plan (CGC Awards)	13,719	—	14,033	—
Equity-based compensation - other	4,622	212	9,692	1,353
Total compensation expense	$42,429	$5,155	$101,418	$10,210
Equity-based compensation - Plan (Acreage Holdings, Inc. Omnibus Incentive Plan)
The Company’s Board of Directors adopted an Omnibus Incentive Plan (the “Plan”) which permits the issuance of stock options, stock appreciation rights, stock awards, share units, performance shares, performance units and other stock-based awards up to an amount equal to 15% of the issued and outstanding Subordinate Voting Shares of the Company. During the nine months ended September 30, 2019, the Company issued restricted share units and stock options as follows. There was no comparable activity in the prior year period.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Restricted Share Units (“RSUs”)

Restricted Share Units (Fair value information expressed in whole dollars)	Nine Months Ended September 30, 2019	Weighted Average Grant Date Fair Value
Unvested, beginning of period	2,032	$24.53
Granted (1)	7,418	14.80
Forfeited	(75)	17.42
Vested	(1,255)	23.55
Unvested, end of period	8,120	$15.88
RSUs generally vest over a period of two years. The fair value for RSUs is based on the Company’s share price on the date of the grant. The Company recorded $19,650 and $39,366 as compensation expense during the three and nine months ended September 30, 2019, respectively, in connection with these awards. As at September 30, 2019, unamortized expense related to RSUs totaled $96,676.
In connection with the vesting of RSUs, the Company withheld 577 units to satisfy $9,727 of employer withholding tax requirements. 96 RSUs that vested in 2018 were delivered in the period, and 43 RSUs that vested in 2019 are pending delivery.
(1) Equity-based compensation - Plan (CGC Awards)
Included in the RSUs granted during the nine months ended September 30, 2019 are “CGC Awards” issued in connection with the Arrangement Agreement (as defined in Note 14) as follows:
On June 27, 2019, pursuant to the Arrangement Agreement (as defined in Note 14), 4,909 RSUs were awarded in total to five executive employees under the Plan. A description of certain provisions of the Lockup and Incentive Agreements are included in the May 17, 2019 Management Information Circular under the heading “Transaction Agreements - Lockup and Incentive Agreements”. The Company recorded $7,220 and $7,534 as compensation expense during the three and nine months ended September 30, 2019, respectively, in connection with these awards.
On July 31, 2019, the Company issued 1,778 RSUs to employees with unvested RSUs and stock options ("make-whole awards") as at the date of the Option Premium payment (as defined in Note 14). The RSUs were issued to provide additional incentive for employees that were not eligible to receive the full Option Premium and were subject to the same vesting terms as the unvested options and RSUs held as of the grant date. The Company recorded $6,499 as compensation expense during the three and nine months ended September 30, 2019 in connection with these awards.
Stock options

Stock Options (Exercise price expressed in whole dollars)	Nine Months Ended September 30, 2019	Weighted Average Exercise Price
Options Outstanding, beginning of period	4,605	$25.00
Granted	1,021	19.36
Forfeited	(699)	24.64
Options Outstanding, end of period	4,927	$23.88
Stock options of the Company generally vest over a period of three years and have an expiration period of 10 years. The weighted-average contractual life remaining as at September 30, 2019 was 9.2 years. The Company recorded $6,916 and $24,804 as compensation expense during the three and nine months ended September 30, 2019, respectively, in connection with these awards. As at September 30, 2019, unamortized expense related to stock options totaled $28,916. There were no options exercisable as at September 30, 2019.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The grant date fair values for the options issued during the nine months ended September 30, 2019 were calculated using a Black-Scholes model with the following assumptions:

Nine Months Ended September 30, 2019
Risk-free rate	1.9% - 2.6%
Expected dividend yield	—%
Expected term (in years)	6.00
Volatility	75% - 85%
Fair market value per share	$13.17 - $23.38
Grant date fair value per option	$8.72 - $16.72
Equity-based compensation - other
HSCP C-1 Profits Interests Units (“Profits Interests”)
The following table summarizes the status of unvested profits interests as at September 30, 2019 and 2018. These membership units qualify as profits interests for U.S. federal income tax purposes and were accounted for in accordance with IFRS 2 - Share-based payment. HSCP amortizes awards over service period and until awards are fully vested.

(Fair value information expressed in whole dollars)	Nine Months Ended September 30, 2019	Weighted Average Grant Date Fair Value	Nine Months Ended September 30, 2018	Weighted Average Grant Date Fair Value
Unvested, beginning of period	1,825	$0.43	—	$—
Class C-1 units granted	—	—	4,284	0.43
Class C-1 units canceled	(70)	0.43	(46)	0.43
Class C-1 vested	(755)	0.43	(1,612)	0.43
Unvested, end of period	1,000	$0.43	2,626	$0.43
The Company recorded $50 and $212 as compensation expense in connection with these awards during the three months ended September 30, 2019 and 2018, respectively, and recorded $228 and $1,038 during the nine months ended September 30, 2019 and 2018, respectively. As at September 30, 2019, unamortized expense related to unvested profits interests totaled $98.
Restricted Shares (“RSs”)
In connection with the Company’s acquisition of Form Factory (refer to Note 4), restricted shares were issued to former employees of Form Factory subject to future service conditions, which vest in 24 months from the acquisition date. The fair value for RSs is based on the Company’s share price on the date of the grant. The Company recorded $4,572 and $7,825 as compensation expense in the three and nine months ended September 30, 2019, respectively, in connection with these awards. As at September 30, 2019, unamortized expense related to RSs totaled $20,089.

Restricted Shares (Fair value information expressed in whole dollars)	Nine Months Ended September 30, 2019	Weighted Average Grant Date Fair Value
Unvested, beginning of period	—	$—
Granted	1,369	20.45
Unvested, end of period	1,369	$20.45
Employee settlement
During the nine months ended September 30, 2019, the Company issued 82 Subordinate Voting Shares in settlement of post-employment expenses. $1,639 is recorded in Compensation expense in the unaudited Condensed Interim Consolidated Statements of Operations.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

13.    EARNINGS/LOSS PER SHARE
Net earnings/loss per share represents the net earnings/loss attributable to shareholders divided by the weighted average number of shares outstanding during the period on an as converted basis.
Basic and diluted loss per share are the same for the three and nine months ended September 30, 2019 and 2018, as the issuance of shares upon conversion, exercise or vesting of outstanding units would be anti-dilutive in each period. There were 41,606 and 2,626 anti-dilutive shares outstanding as at September 30, 2019 and 2018, respectively.
14.    COMMITMENTS and CONTINGENCIES
Commitments
The Company provides revolving lines of credit to several of its portfolio companies. Refer to Note 7 for further information.
Definitive agreements
During the year ended December 31, 2018, the Company entered into membership interest purchase agreements with Greenleaf, which are subject to closing conditions such as the approval of license transfers by state regulators.
During the year ended December 31, 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, Inc., a non-profit cultivation and processing facility in Rhode Island, for cash consideration of $10,000. The Company is working to resolve regulatory items outstanding prior to closing the transaction.
On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots Medical, LLC (“Deep Roots”), a vertically integrated license holder in Nevada, for consideration of 4,762 HSCP units (valued at approximately $35,144 based on the September 30, 2019 closing price of $7.38 per share) and $20,000 in cash. The Company is working to resolve regulatory items outstanding prior to closing the transaction.
Canopy Growth
On June 19, 2019, the shareholders of the Company and of Canopy Growth Corporation (“Canopy Growth”) separately approved the proposed transaction between the two companies, and on June 21, 2019, the Supreme Court of British Columbia granted a final order approving the arrangement. Effective June 27, 2019, the articles of the Company were amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of the Company (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Holders of Acreage Shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the “Subordinate Voting Shares”) as of the close of business on June 26, 2019, received approximately $2.63, being their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the “Option Premium”) paid by Canopy Growth to such persons as consideration for granting the Canopy Growth Call Option. The Option Premium was distributed to such holders of record on or before July 3, 2019.
Upon the occurrence of the Triggering Event, Canopy Growth is required to exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares of Acreage (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement) (the “Exchange Ratio”).
HSCP unit holders will be required to convert their units within three years following the closing of the Arrangement as will holders of non-voting shares of USCo2.
The Company will be permitted to issue up to an additional 58 million Subordinate Voting Shares (of which approximately 52 million remain available for issuance as at September 30, 2019) without any adjustment being required to the Exchange Ratio. The HSCP units to be issued upon closing of Deep Roots discussed above also do not impact the Exchange Ratio. The Exchange Ratio is subject to adjustment in the circumstances set out in the Arrangement Agreement.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Surety bonds
The Company has indemnification obligations with respect to surety bonds primarily used as security against non-performance in the amount of $5,000 as at September 30, 2019, for which no liabilities are recorded on the unaudited Condensed Interim Consolidated Statements of Financial Position.
The Company is subject to other capital commitments and similar obligations. As at September 30, 2019 and December 31, 2018 such amounts were not material.
Contingencies
As at September 30, 2019, the Company has consulting fees payable in Subordinate Voting Shares up to a maximum of $8,750, which are contingent upon successful acquisition of certain state cannabis licenses. No reserve for the contingency has been recorded as at September 30, 2019.
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at September 30, 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.
The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.
New York outstanding litigation
On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and HSCP. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY. EPMMNY filed an amended complaint on January 31, 2019. On April 1, 2019, NYCANNA, HSCP, Impire, NYMRC and Acreage New York, LLC moved to dismiss the amended complaint. The Court heard oral argument on the motions to dismiss on September 5, 2019. While the Company anticipates a decision from the court on the motions to dismiss in the near future, the court has not yet decided nor indicated when a decision can be expected, nor is the court required to issue the decision in a certain time frame.
The Company will continue to vigorously defend this action, which it firmly believes is without merit, insofar as EPMMNY’s allegations that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. HSCP is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.
15.    RELATED PARTY TRANSACTIONS
Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.
Related party promissory notes receivable
Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.
Other current assets
In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as HSCP forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense during the nine months ended September 30, 2018.
Key management personnel compensation
The Company’s compensation expense related to key management personnel during the three and nine months ended September 30, 2019 totaled $13,055 ($406 cash and $12,649 equity-based compensation) and $21,815 ($1,586 cash and $20,229 equity-based compensation), respectively.
The Company’s compensation expense related to key management personnel during the three and nine months ended September 30, 2018 totaled $2,036 and $2,614, respectively, which includes cash and equity-based compensation.
16.    INCOME TAXES
The provision for income tax expense for the three months ended September 30, 2019 and 2018 was $3,165 and $172, respectively, representing an effective tax rate of (6.60)% and (4.52)%, respectively.
The provision for income tax expense for the nine months ended September 30, 2019 and 2018 was $10,436 and $655, respectively, representing an effective tax rate of (9.00)% and (46.72)%, respectively.
17.    FINANCIAL RISK MANAGEMENT
The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.
Market risk
Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.
Credit risk
The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at September 30, 2019 is the carrying amount of cash and cash equivalents, restricted cash, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company calculates ECLs based on analysis of the creditworthiness of the counterparties, collateral held and future expected cash flows within the cannabis industry. The calculation considers the maximum amount allowable to be drawn in the future under line of credit agreements. Refer to Note 7 for further discussion.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at September 30, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities which have contractual maturity dates within one year, short-term debt which is payable within one year, long-term debt which matures in 2021 and lease liabilities, which are summarized in Note 10. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at September 30, 2019, management regards liquidity risk to be low.
Asset forfeiture risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Banking risk
Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.
In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.
Capital risk management
The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the nine months ended September 30, 2019.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

18.    REPORTABLE SEGMENTS
The Company’s operating segments are divided by the states in which the Company engages in business activities, as management regularly reviews financial information to evaluate performance and make decisions to allocate resources at this level. The Company aggregates these operating segments into five reportable segments grouped by region: New England, Mid-Atlantic, Midwest, West and South, as the states contained in these regions exhibit similar economic characteristics. The Company’s measure of segment performance is net income (loss).

Segment information	New England	Mid-Atlantic	Midwest	West	South	Corporate/Eliminations	Total
Three months ended September 30, 2019
Revenue	$11,249	$6,067	$2,074	$3,029	$—	$(17)	$22,402
Net income (loss)	1,108	917	(899)	(7,912)	(1,127)	(43,192)	$(51,105)

Nine months ended September 30, 2019
Revenue	$26,866	$13,690	$4,515	$8,014	$—	$(41)	$53,044
Net income (loss)	5,158	4,687	(2,308)	(15,422)	(1,835)	(116,736)	(126,456)

Three months ended September 30, 2018
Revenue	$2,527	$660	$—	$2,317	$—	$—	$5,504
Net income (loss)	(96)	(5,115)	—	(50)	—	1,282	(3,979)

Nine months ended September 30, 2018
Revenue	$3,281	$660	$—	$6,711	$—	$—	$10,652
Net income (loss)	(101)	1,196	22	(334)	21	(2,861)	(2,057)

September 30, 2019
Assets	$161,245	$115,920	$42,008	$140,309	$88,572	$123,378	$671,432
Liabilities	8,789	5,868	7,281	18,514	10,749	61,267	112,468

December 31, 2018
Assets	$126,014	$86,561	$19,677	$14,041	$4	$325,524	$571,821
Liabilities	606	1,452	565	1,502	—	59,973	64,098
19.    SUBSEQUENT EVENTS
GreenAcreage Real Estate Corp. (“GreenAcreage”) Transaction
In October and November of 2019, Acreage closed on a series of sales-leaseback transactions with GreenAcreage for aggregate cash proceeds of $19 million.
CCF
On November 15, 2019, Acreage entered into a Reorganization Agreement with CCF, pursuant to which Acreage will acquire 100% of the equity interests in CCF, pending state approval. The outstanding amounts receivable under the line of credit discussed in Note 7 will convert to 54% ownership, and the Company will pay $10 million for the remaining 46%.